May 26, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention: Stephen Krikorian


          RE: PAR Technology Corporation Form 10-K for Fiscal Year Ended December 31, 2005 File No. 001-09720
               ------------------------------------

Ladies and Gentlemen:

     The following is in response to comments contained in the letter dated April 24, 20069 (the "Letter") from Stephen Krikorian (Accounting Branch Chief) of the Securities and Exchange Commission (the "SEC") to Dr. John W. Sammon, Jr., Chairman of the Board, President and Director of the Company. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K For the Fiscal Year Ended December 31, 2005
-----------------------------------------------------
Item 9A:  Controls and Procedures
---------------------------------

Comment:
--------

     1. Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) under the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive office and chief financial officer, to allow timely decisions regarding required disclosure.

Response:
---------

          The Company's principal executive officer and principal financial offer each concluded that the Company's disclosure controls and procedures were effective as of December 31, 2005, based upon the full definition of such term as contained in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those officers concluded, as of December 31, 2005, that the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. This disclosure has been made in Item 4. Controls and Procedures in its Form 10-Q for the quarter ended March 31, 2006 filed on May 10, 2006.

Notes to Consolidated Financial Statements
------------------------------------------
Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------
Revenue Recognition
-------------------

Comment:
--------

     2. Your accounting policy disclosure should clearly indicate how your units of accounting are determined and valued for multiple-element arrangements according to Question 1 of SAB Topic 13B. Tell us how you apply EITF 00-21 and how you allocate the fee to deliverables that are within the scope of different higher-level literature before you apply that literature (i.e., separation of SOP 97-2 deliverables from SAB 104 deliverables). Indicate how you determine the fair value of each of the deliverables in your multiple-element arrangements. Note that even though you negotiate more than one contract with a customer, the separate contracts may be viewed as one multiple-element arrangement when determining the appropriate amount of revenue to be recognized.

Response:
---------

          In response to the Staff's comment, the Company supplementally informs the Staff that the Company's product revenues consist of sales of its standard point-of-sale and property management systems of its
          Hospitality segment. Product revenues include both hardware and software sales. The Company also records service revenues relating to its standard point-of-sale and property management systems in its Hospitality segment. Service revenues include installation and training, support maintenance for both hardware and software products, and field and depot repair.

          The individual product and service offerings that are included in arrangements with our customers are priced and sold separately to the customer (including fees related to software and related components that are within the scope of higher-level literature). Revenue is allocated to the various separate elements indicated above based on the relative fair value of each element, which in the Company's case is allocated based upon the sales price of each individual element. (For example, hardware and software are sold separately which is used to establish fair value, support maintenance is sold at a stated renewal rate which is used to establish fair value and other service revenues are sold at a fixed rate which is used to establish fair value.) Sale prices for the respective elements are fixed and are not dependent upon the combination of the individual elements that might be included in a particular sale to a customer.

          EITF 00-21 indicates that these separate elements may be viewed as one multiple-element arrangement, and that the fair value that is allocated to the individual items is based on the vendor specific objective evidence (VSOE) of the fair value of the respective elements. In the Company's case, VSOE is based on separate sales of each respective element consistently applied.

Comment:
--------

     3. We note from your Business section that your Government contract subsidiaries develop advanced technology systems and also provide facilities operation and management services. Explain the timing of the collection of fees for each element of your arrangements as compared to the recognition of revenue. Tell us whether the payment for delivery of services is contingent on the performance of future service and how you considered paragraph 14 of EITF 00-21.

Response:
---------

          In response to the Staff's comment, the Company supplementally informs the Staff that the Company's Government segment provides services under three different types of contractual arrangements: cost-plus fixed fee contracts; time-and-material contracts; and fixed-price contracts. The majority of the Company's contract revenue is derived from fixed-price contracts. The Company's accounting for each type of arrangement complies with SEC Staff Accounting Bulletin (SAB) 104.

          Under its fixed-priced contracts, the Company provides labor to support government information/communication facilities. The Company's obligation is simply to provide the labor to staff these facilities with no other deliverables or performance obligations. On these contracts, the amount billed is taken from an agreed-to fixed billing schedule that is set forth in the contract. This schedule is derived by dividing the total value of the contract by the number of months for which the contract endures. Payment terms are generally 30 days from the date of invoice. Revenue for fixed-price contracts is recognized as labor hours are delivered which approximates the straight-line basis over the life of the contract.

          Under cost-plus fixed fee contracts, the Company provides labor to perform various research activities. There are no deliverables or performance obligations related to these contracts other than the delivery of labor hours. On these contracts, the amounts billed are the monthly costs incurred for labor hours delivered, plus the fixed fee arrangement stated within the contract. Payment terms are generally 30 days from the date of invoice. Revenue on cost-plus fixed fee contracts is recognized based on allowable costs for labor hours delivered, as well as other allowable costs plus the applicable fixed fee.

          Under time-and-material contracts, the Company also provides labor to perform research activities. There are no deliverables or performance obligations related to these contracts other than the delivery of labor hours. On time-and-material contracts, the amount billed is determined based on the labor hours delivered multiplied by a negotiated labor rate per hour, plus reimbursement for any pass-through expenditures. Payment terms are generally 30 days from the date of invoice. Revenue on time and material contracts is recognized by multiplying the number of direct labor hours delivered in the performance of the contract by the contract billing rates and adding other direct costs as incurred.

          In each of the contract circumstances described above, the payment for delivery of services is not in any way contingent on the performance of future services, and revenue is appropriately recognized upon the delivery of labor hours as indicated above. Based on the above, the limitations indicated in paragraph 14 of EITF 00-21 are not applicable in the circumstances.

          The Company will revise its disclosures in the "Business" section prospectively to clarify that its performance obligations with respect to the services provided by the Government contract subsidiaries includes solely the delivery of labor hours.

         In connection with our response, the Company acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/Ronald J. Casciano
---------------------
Ronald J. Casciano
VP, C.F.O. & Treasurer
(315) 738-0600 Ext. 273